UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JE CLEANTECH HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS HONG Bee Yin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,600,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,600,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,600,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%(2)
14	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Ms. Hong’s position as the sole officer, director and shareholder of JE Cleantech Global Limited, the record owner of the 9,600,000 ordinary shares of the Issuer.

(2) Based on 15,020,000 ordinary shares issued and outstanding as of April 26, 2022

CUSIP No. None	13D	Page 3 of 5

1	NAMES OF REPORTING PERSONS JE Cleantech Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,600,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,600,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,600,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%(2)
14	TYPE OF REPORTING PERSON CO

(1) JE Cleantech Global Limited is the owner of record of the 9,600,000 ordinary shares of the Issuer. JE Cleantech Global Limited is controlled by Ms. Bee Yin Hong.

(2) Based on 15,020,000 ordinary shares issued and outstanding as of April 26, 2022

CUSIP No. None	13D	Page 4 of 5

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on May 24, 2022. All other information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a) The responses to Item 11 of the cover pages to this Amendment are incorporated herein.

The responses to Item 13 of the cover pages to this Amendment are amended to indicate that the percent ownership of each of the Reporting Persons has been reduced from 80.0% to 63.9%. The reduction was the result of the closing on April 26, 2022 on the sale by the Issuer of 3,020,000 newly issued ordinary shares, for $4.00 per share, pursuant to its initial public offering.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) The Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable

Item 7. Material to be Filed as Exhibits

Not applicable

CUSIP No. None	13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2022		/s/ HONG Bee Yin
HONG Bee Yin

Date: May 24, 2022	JE CLEANTECH GLOBAL LIMITED

	By:	/s/ HONG Bee Yin
HONG Bee Yin, Director